Exhibit 99.1

Maxar Technologies Provides Business Updates

Announces amendment to credit agreement

Continues to explore strategic alternatives for GEO communications satellite line of business

Westminster, CO, – December 21, 2018 – Maxar Technologies (NYSE:MAXR) (TSX:MAXR) ("Maxar" or the "Company"), today announced that it received approval from its bank lenders on December 21, 2018, to amend the Company's credit agreement (“Amended Agreement”), effective today. The Company also confirmed that it is continuing to explore and evaluate a range of strategic alternatives for its GEO communications satellite line of business.

Amended Credit Agreement

The Amended Agreement provides the Company additional financial flexibility with regard to its consolidated debt leverage ratio. The Company expects to stay within its financial covenants through the maturity date of the credit facility.

The Amended Amendment increases the maximum consolidated debt leverage ratio as follows:

Previous Requirement	New Requirement
Through Q1/2019: 5.5x	Through Q4/2018: 5.5x
Q2/2019 to Q1/2020: 4.75x	Q1/2019 to Q3/2020: 6.0x
Q2/2020 to Q3/2020: 4.0x
Q4/2020 and thereafter: 3.5x	Q4/2020 and thereafter: 5.5x

"We appreciate the continued support of our lenders and their confidence in our business and our ability to pay down debt,” said Howard Lance, Maxar CEO. “We remain focused on continuing to grow the company, deliver strong cash generation to reduce future leverage, and deliver value for our shareholders.”

A copy of the Amended Agreement will be filed with the Canadian securities regulatory authorities and will be available under the Company's SEDAR profile

1300 West 120th Avenue, Westminster, CO 80234

at www.sedar.com, under the Company's EDGAR profile at www.sec.gov and on the Company's website at www.maxar.com.

Update on GEO Communications Satellite Line of Business

As previously announced, during the Company’s third quarter earnings call on October 31, 2018, Maxar management targeted December 31, 2018 to announce a final decision regarding the strategic direction of its GEO communications satellite business. The Company expects to make a decision on the future strategic direction of the GEO communications satellite business in due course and will provide an update to shareholders in early 2019. Further updates will be provided as conditions warrant.

The Company continues to take actions to right size its GEO business footprint and workforce. On December 6, 2018, Maxar announced that it has completed the sale of SSL’s Building 1 facility in Palo Alto, California, for $70 million in cash. The Company will use the net proceeds from this transaction to pay down debt. SSL also continues to be actively engaged with its customers to procure additional GEO satellite orders.

About Maxar Technologies

As a global leader of advanced space technology solutions, Maxar Technologies is at the nexus of the new space economy, developing and sustaining the infrastructure and delivering the information, services, systems that unlock the promise of space for commercial and government markets. As a trusted partner, Maxar Technologies provides vertically integrated capabilities and expertise including satellites, Earth imagery, robotics, geospatial data and analytics to help customers anticipate and address their most complex mission-critical challenges with confidence. With more than 6,500 employees in over 30 global locations, the Maxar Technologies portfolio of commercial space brands includes MDA, SSL, DigitalGlobe and Radiant Solutions. Every day, billions of people rely on Maxar to communicate, share information and data, and deliver insights that Build a Better World. Maxar trades on the Toronto Stock Exchange and New York Stock Exchange as MAXR. For more information, visit www.maxar.com.

Forward-Looking Statements
Certain statements and other information included in this release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") under applicable securities laws. Statements including words such as "may", "will", "could", "should", "would", "plan", "potential", "intend", "anticipate", "believe", "estimate" or "expect" and other words, terms and phrases of similar meaning are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties, as well as other statements referring to or including forward-looking information included in this presentation.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this presentation. As a result, although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The risks that could cause actual results to differ materially from current expectations include, but are not limited to, the risk factors and other disclosures about the Company and its business included in the Company's continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities, which are available online under the Company's SEDAR profile at www.sedar.com, under the Company's EDGAR profile at www.sec.gov or on the Company's website at www.maxar.com.

The forward-looking statements contained in this release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this presentation or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable securities legislation.

Investor Relations Contact:

Jason Gursky

Maxar VP Investor Relations

1-303-684-2207

jason.gursky@maxar.com

Media Contact:

Turner Brinton

Maxar Media Relations

1-303-684-4545

turner.brinton@maxar.com